OSPREY VENTURES, INC.

October 27, 2008

Securities & Exchange Commission
Division of Corporate Finance
Mail Stop 7010, 450 Fifth Street,
Washington, D.C. 20549-7010

Attention:	Mr. Chris White
Branch Chief
Corporate Finance

Dear Sirs:

Re:	Osprey Ventures, Inc. (the “Company”)

We confirm receipt on October 24, 2008 of your letter dated October 01, 2008 with respect to the error contained in our 8-KA filing of September 29, 2008.

We have reviewed and corrected the submission and have this day filed an amended 8-K with the an explanation that the filing was being made to correct three instances where the year end date had been incorrectly stated as being June 30; the correct year end date is May 31.

Your letter was issued on October 01 but did not arrive in our offices in Hong Kong until October 24; hence the delay in responding and correcting the submission. Upon receipt of your letter we acted promptly to correct the errors contained in the previous filing. In the future, in the interests of expediency, we request that, where possible and reasonable, your offices communicate with us either by e-mail to ospreyventures@gmail.com or by facsimile to (852) 310-41222. In this manner we can act promptly and in the best interests of the investing public and our stockholders.

We trust the above to be satisfactory, however should you require further information, please do not hesitate to contact the undersigned.

Yours truly,
Osprey Ventures, Inc.

James Yiu, President

Unit D, 15th Floor, 8 Hart Avenue, Tsim Sha Tsui, Kowloon, Hong Kong
Phone: (852) 310-41333 Fax: (852) 310-41222 e-mail: ospreyventures@gmail.com